Exhibit 99.1

PRESS RELEASE

Interim report for the period May 2015 - January 2016

March 3 2016

Oasmia Pharmaceutical AB (publ)

Interim report for the period May 2015 - January 2016

First Sales Revenue from Russia

THIRD QUARTER November 1, 2015 – January 31, 2016

•	Consolidated net sales amounted to TSEK 6,043 compared to TSEK 482 in the third quarter previous year

•	Operating loss was TSEK 23,245 compared to a loss of TSEK 25,479 in the third quarter previous year

•	Net loss after tax amounted to TSEK 25,342 compared to a loss of TSEK 27,713 in the third quarter previous year

•	Loss per share was SEK 0.24 compared to a loss of SEK 0.30 in the third quarter previous year

•	Comprehensive loss was TSEK 25,340 compared to a loss of TSEK 27,713 in the third quarter previous year

THE PERIOD May 1, 2015 – January 31, 2016

•	Consolidated net sales amounted to TSEK 6,315 compared to TSEK 2,034 in the same period in previous year

•	Operating loss was TSEK 102,072 compared to a loss of TSEK 79,975 in the same period in previous year

•	Net loss after tax amounted to TSEK 108,556 compared to a loss of TSEK 87,416 in the same period in previous year

•	Loss per share was SEK 1.08 compared to a loss of SEK 0.98 in the same period in previous year

•	Comprehensive loss was TSEK 108,562 compared to a loss of TSEK 87,416 in the same period in previous year

•	Confirmed positive results for Paclical from a head-to-head study with Abraxane

•	Docecal was approved for clinical trial in humans

•	Oasmia applied for market authorization in Russia for Doxophos

•	Oasmia rang the opening bell at Nasdaq Capital Markets in New York

EVENTS AFTER THE CLOSING DAY

•	Oasmia has applied for marketing authorization at the European Medicines Agency for the cancer drug Apealea® (Paclical)

•	Additional medical expertise strengthens Oasmia for the commercial phase

CEO COMMENTS:

Dear Shareholders,

The third fiscal quarter, November 1, 2015 – January 31, 2016, was eventful for Oasmia. We published the results of a head-to-head comparison study of our lead human cancer product Paclical and Celgene’s Abraxane. The study demonstrated that Paclical is equivalent to Abraxane concerning drug concentrations in blood plasma. This information marked a very important milestone in the continued development of Paclical, one we believe positions Paclical to gain market share as we establish commercialization.

In the third fiscal quarter, Oasmia has invoiced our distribution partner Pharmasyntez, both for sales of goods and a royalty for products sold on the Russian market. This is very important for our growth, as it now means that the first patients have been treated with Paclical, a product that can be given in higher doses, requires no pre-treatments and has significantly better patient convenience than existing options on the Russian market. We believe that the patients’ and the physicians’ experience with the drug will result in positive feedback, and lead to further demand.

Further establishing our product, we participated and received overwhelmingly positive feedback at the 19th Annual Russian Cancer Congress in Moscow, where all top oncologists from Russia and CIS participated. We have submitted an application for marketing approval of Doxophos in the Russian Federation, demonstrating that XR17 can be used with more active substances than only paclitaxel.

Oasmia has continued to focus on the research and development of Docecal, a combination of docetaxel and XR17, i.e a re-formulation of the previous blockbuster drug Taxotere. Docecal is solvent free, a significant upgrade over products like Taxotere that have been already established within the oncology market. In December, we announced that the product has been approved for clinical trials. As docetaxel is one of the most commonly used cytostatic drugs today, we believe that our product has vast market potential.

After the third quarter close, Oasmia submitted an application for marketing approval of Apealea to the European authorities. The application will be processed via a central procedure, which means that an approval will be valid in all member EU-states and in Norway and Switzerland. Apealea is the same product as Paclical, but we will brand the product differently in Europe, while it will retain its original name of Paclical in Russia.

Finally, on January 11, 2016 the Oasmia team rang the Nasdaq Capital Markets Opening Bell in New York, which was broadcasted live on many major financial media channels throughout the United States (US). We also conducted interviews with media outlets spanning CNN, Bloomberg Radio, CBS Moneywatch, and many industry trade publications. This increased exposure to the US financial markets will be instrumental as we continue our transition to become a pharmaceutical company that develops, manufactures and executes sales of its products.

As always, I want to thank you for your continued interest and support of Oasmia. We look forward to the future together.

Mikael Asp, CEO